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                                                               Exhibit 99.b.15.a

                           AMERICAN AADVANTAGE FUNDS
                               DISTRIBUTION PLAN


         1. This Distribution Plan (the "Plan"), when effective in accordance with its terms, shall be the written plan contemplated by Rule 12b-1 under the Investment Company Act of 1940 (the "Act") of American AAdvantage Funds (the "Fund").

         2. The Fund will not make separate payments as a result of this Plan to its Manager, Investment Advisers or any other party. To the extent that any payments made by the Fund to its Manager, Investment Advisers, including payment of advisory and administrative fees, should be deemed to be indirect financing of any activity primarily intended to result in the sale of shares issued by the Fund within the context of Rule 12b-1 under the Act, then such payments shall be deemed to be authorized by this Plan.

         3. This Plan shall become effective upon approval by a vote of at least a "majority of the outstanding voting securities of the Fund" (as defined in the Act), and upon approval by a vote of a majority of the Board of Trustees who are not "interested persons" of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreements related to this Plan (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on this Plan.

         4. This Plan shall, unless terminated as hereinafter provided, remain in effect for one year from the date of shareholder approval specified above, and from year to year thereafter, provided, however that such continuance is subject to approval annually by a vote of a majority of the Trustees of the Fund, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan. This Plan may be amended at any time by the Independent Trustees, provided that (a) any amendment to authorize direct payments by the Fund to finance any activity primarily intended to result in the sale of shares issued by the Fund, and (b) any material amendments of this Plan shall be effective only upon approval in the manner provided in the first sentence of this paragraph.

         5. This Plan may be terminated at any time, without the payment of any penalty, by vote of a majority of Independent Trustees or by a vote of a majority of the outstanding voting securities of the Fund.

         6. During the existence of this Plan, the Fund shall require its Manager and/or Investment Advisers to provide the Fund, for review by the Fund's Trustees and the Trustees shall review, at least quarterly, a written report of the amounts expended in
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connection with financing any activity primarily intended to result in the sale of shares issued by the Fund (making estimates of such costs where necessary or desirable) and the purpose for which such expenditures were made.

         7. This Plan does not require the Trust's Manager, Investment Advisers or any other third party to perform any specific type of level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of shares issued by the Fund.

         8. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.